Exhibit 99.2

Execution Version

FIFTH SUPPLEMENTAL INDENTURE

THIS FIFTH SUPPLEMENTAL INDENTURE (this “Fifth Supplemental Indenture”), dated as of October 31, 2025, is made by and between Carbon Revolution Operations Pty Ltd ACN 154 435 355, a company limited by shares and incorporated in Australia (the “Issuer”), and UMB Bank, National Association, solely in its capacity as trustee (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Issuer and the Trustee are parties to that certain Trust Indenture, dated as of May 23, 2023, by and between the Issuer and the Trustee (as amended by that certain First Supplemental Indenture dated as of September 11, 2023, that certain Second Supplemental Indenture dated as of May 24, 2024 (the “Second Supplemental Indenture”), that certain Third Supplemental Indenture dated as of June 21, 2024 (the “Third Supplemental Indenture”), that certain Fourth Supplemental Indenture dated as of December 20, 2024 (the “Fourth Supplemental Indenture”), and as may be further amended, restated, supplemented or otherwise modified from time to time, the “Indenture”);

WHEREAS, pursuant to the Indenture, as of the date hereof, the Issuer has issued Carbon Revolution Operations Pty Ltd Fixed Rate Senior Notes, Series 2023-A (Collateralized Loan Insurance Program) (the “Series 2023-A Notes”), Carbon Revolution Operations Pty Ltd Fixed Rate Senior Notes, Series 2024-A (the “Series 2024-A Notes”) and Carbon Revolution Operations Pty Ltd Fixed Rate Senior Notes, Series 2025-A (the “Series 2025-A Notes”);

WHEREAS, the Issuer has received consents from the Insurer, certain Noteholders of the Series 2023-A Notes (the “Consenting 2023-A Notes Noteholders”) and each Noteholder of the Series 2024-A Notes and the Series 2025-A Notes (together with the Consenting 2023-A Notes Noteholders, the “Consenting Noteholders”), constituting a Majority of the Noteholders, to the proposed consents and amendments to the Indenture set forth herein;

WHEREAS, pursuant to the Indenture, the Issuer and the Trustee (at the Issuer’s direction and further at the direction of the Consenting Noteholders) have agreed to enter into this Fifth Supplemental Indenture for the purposes stated herein;

WHEREAS, this Fifth Supplemental Indenture is entered into for the purpose of, among other things, (i) authorizing the issuance of up to, from time to time, $7,000,000 aggregate initial principal amount of Series 2025-A2 Notes (the “Series 2025-A2 Notes”), (ii) extending the Cash Interests Suspension Period for the payment in kind of certain interest payments due and payable and (iii) amending certain terms, rights and privileges relating to the Series 2023-A Notes, the Series 2024-A Notes, the Series 2025-A Notes and the Carbon Revolution Operations Pty Ltd Fixed Rate Senior Notes, Series 2025-B (the “Last Out Notes”);

WHEREAS, for the avoidance of doubt, the express intention of the parties hereto is that the effect of this Fifth Supplemental Indenture on (a) the Indenture is to amend and supplement the Indenture but not to rescind the Indenture and (b) the Series 2023-A Notes, Series 2024-A Notes and Series 2025-A Notes is to amend, supplement and/or modify certain terms of the Series 2023-A Notes, Series 2024-A Notes and Series 2025-A Notes but not effect a re-issuance or replacement of the Series 2023-A Notes or Series 2024-A Notes or Series 2025-A Notes Outstanding as of the date hereof; and

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WHEREAS, all things necessary have been done to make this Fifth Supplemental Indenture, when executed and delivered by the Issuer, the legal, valid and binding agreement of the Issuer, in accordance with its terms.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuer and the Trustee mutually covenant and agree as follows:

ARTICLE I.
SUPPLEMENT; DEFINITIONS

Section 1.01 Supplement. This Fifth Supplemental Indenture shall be deemed to form a part of, and shall be construed in connection with and as part of, the Indenture for any and all purposes, and every Noteholder heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby.

Section 1.02 [Reserved]

Section 1.03 Definitions.

(a)	For all purposes of this Fifth Supplemental Indenture, except as otherwise expressly provided for or unless the context otherwise requires, capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

(b)	The following terms contained in Section 1.01 of the Indenture are hereby amended and restated in their entirety as follows:

“Cash Interests Suspension Period” shall mean the period commencing on the date on which (x) the aggregate initial principal amount of Series 2025-A Notes and Last Out Notes Outstanding first reach $25,000,000.00 and (y) the aggregate amount of the Additional 2023-A Term Advance first reaches $2,000,000.00, and ending on July 15, 2026. Notwithstanding anything to the contrary herein, Cash Interests Suspension Period shall be in effect solely to the extent, (i) no Holder of any Series 2024-A Notes, Series 2025-A Notes, the Last Out Notes or Series 2025-A2 Notes shall receive any interest payment in cash during such Cash Interests Suspension Period, and (ii) the 2023-A Fourth Supplemental Warrants shall have been issued to each Holder of the Series 2023-A Notes (or its designees) or the Trustee, as applicable. The Issuer shall deliver an Officer’s Certificate to the Trustee (i) upon the commencement of the Cash Interests Suspension Period, certifying as to the date on which the Cash Interests Suspension Period began, and (ii) upon the termination of the Cash Interests Suspension Period, certifying as to the date on which the Cash Interest Period ended.

“Disbursement” shall mean the disbursement of proceeds of the Series 2023-A Notes and/or the Series 2024-A Notes and/or the Last Out Notes and/or the Series 2025-A Notes and/or Series 2025-A2 Notes made by the Disbursing Agent pursuant to the Proceeds Disbursing Agreement.

“Early Redemption” shall mean the redemption of all or a portion of the Series 2023-A Notes, Series 2024-A Notes, Last Out Notes, the Series 2025-A Notes, the Series 2025-A2 Notes prior to the Stated Maturity Date that constitutes a Prepayment Redemption, a Special Redemption or an Extraordinary Redemption, as described in Section 2.13 of the Indenture.

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“Early Redemption Date” shall mean the date, prior to the Stated Maturity Date, on which an Early Redemption of the Series 2023-A Notes, the Series 2024-A Notes, Last Out Notes, the Series 2025-A Notes and the Series 2025-A2 Notes occurs.

“Interest Period” shall mean with respect to any Note, the period commencing on and including an Note Interest Payment Date and ending on and including the day immediately preceding the next succeeding Note Interest Payment Date (with the exception that (a) with respect to the Series 2023-A Notes, the first Interest Period shall commence on and include the Delivery Date, (b) with respect to any Series 2024-A Notes, the first Interest Period for such Series 2024-A Notes shall commence on and include the 2024-A Notes Delivery Date for such Series 2024-A Note, (c) with respect to any Last Out Note, the first Interest Period for such Last Out Note shall commence on and include the Last Out Notes Delivery Date for such Last Out Note, (d) with respect to any Series 2025-A Note, the first Interest Period for such Series 2025-A Note shall commence on and include the Series 2025-A Notes Delivery Date for such Series 2025-A Note and (e) with respect to any Series 2025-A2 Note, the first Interest Period for such Series 2025-A2 Note shall commence on and include the Series 2025-A2 Notes Delivery Date for such Series 2025-A2 Note, and in each case, shall end on and include the day immediately preceding the first scheduled Note Interest Payment Date with respect to such Note).

“Majority of the Noteholders” shall mean Noteholders of a majority of the aggregate principal amount of the Outstanding Notes (or all Noteholders of the aggregate principal amount of the Outstanding Series 2023-A Notes in the case of changes to the Insurance Policy), each by instruments filed with the Trustee and, solely with respect to the matters set forth in Section 6.11, subject to reasonable consultation with OIC, the Holders of Series 2024-A Notes, Holders of Last Out Notes, Holders of Series 2025-A Notes and Holders of Series 2025-A2 Notes, as applicable, pursuant to Section 6.11. Notwithstanding anything to the contrary herein, at all times, the Majority of the Noteholders shall require the Noteholders of a majority of the aggregate principal amount of the Outstanding Series 2023-A Notes.

“Minimum Noteholder Percentage” shall mean, in the aggregate, the Noteholders of at least seventy-five percent (75%) of the principal amount of all Outstanding Notes and, solely with respect to the matters set forth in Section 6.11, subject to reasonable consultation with OIC, the Holders of Series 2024-A Notes, Holders of Last Out Notes, Holders of Series 2025-A Notes and Holders of the Series 2025-A2 Notes, as applicable, pursuant to Section 6.11. Notwithstanding anything to the contrary herein, at all times, the Minimum Noteholder Percentage shall require the Noteholders of a majority of the aggregate principal amount of the Outstanding Series 2023-A Notes.

“Note Purchaser” shall mean (i) any entity that purchases the Series 2023-A Notes from the Issuer through the placement of the Placement Agent, (ii) any entity that purchases the Series 2024-A Notes from the Issuer, (iii) any entity that purchases Last Out Notes from the Issuer, (iv) any entity that purchases the Series 2025-A Notes from the Issuer and (v) any entity that purchases the Series 2025-A2 Notes from the Issuer.

“Notes” shall mean Series 2023-A Notes, Series 2024-A Notes, Last Out Notes, Series 2025-A Notes, Series 2025-A2 Notes, Replacement Notes or Surrendered Notes, as such terms are defined in Article II of this Indenture.

“OIC” shall mean OIC Structured Equity Fund I GPFA Range, LLC, a Delaware limited liability company, OIC Structured Equity Fund I Range, LLC, a Delaware limited liability company, OIC Structured Equity Fund I Main Range, LLC, a Delaware limited liability company, and any and all of their Affiliates that are (or may become) Holders of any Series 2024-A Notes, Last Out Notes, Series 2025-A Notes or Series 2025-A2 Notes.

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“PIK Interest” shall mean the payment of interest in-kind by adding to the principal amount of the corresponding Series of Note (including for the avoidance of doubt, (i) in the manner set forth in Section 2.03 of the Fourth Supplemental Indenture for the Series 2023-A Notes, (ii) in the manner set forth in Section 2.04(d) of the Second Supplemental Indenture for the Series 2024-A Notes, (iii) in the manner set forth in Section 2.04(d) of the Third Supplemental Indenture for the Last Out Note, (iv) in the manner set forth in Section 2.04(d) of the Fourth Supplemental Indenture for the Series 2025-A Notes and (v) in the manner set forth in Section 2.04(d) of this Fifth Supplemental Indenture for the Series 2025-A2 Notes).

“Replacement Notes” shall mean notes issued to replace Series 2023-A Notes, Series 2024-A Notes, Last Out Notes, Series 2025-A Notes, Series 2025-A2 Notes, as the case may be, as provided in Section 2.05 of this Indenture.

“Series” shall mean each series of debentures, notes or other debt instruments of the Issuer created, including for the avoidance of doubt, pursuant to Section 2.01 of the Indenture or Section 2.02 of the Second Supplemental Indenture, Section 2.02 of the Third Supplemental Indenture, Section 2.01 of the Fourth Supplemental Indenture or Section 2.01 of this Fifth Supplemental Indenture.

(c)	Section 1.01 of the Indenture is hereby amended to add the following defined terms in the appropriate alphabetical order:

“2025-A2 Exit Premium” shall mean, with respect to any Series 2025-A2 Notes as of any reference date and as consideration for undertakings by OIC related to the transactions contemplated in this Fifth Supplemental Indenture, (v) the aggregate principal amount of all Series 2025-A2 Note Proceeds prior to such reference date multiplied by two (2) plus (w) without duplication of any amount included clause (v), all accrued and unpaid interest on Series 2025-A2 Notes (other than, for the avoidance of doubt, any interest that has been paid in kind and added to the principal amount of the Series 2025-A2 Notes) as of such reference date multiplied by two (2) minus (x) the sum of all interest payments paid in cash on such Series 2025-A2 Note on or before such reference date minus (y) the full principal amount of such Series 2025-A2 Notes, together with interest accrued and unpaid thereon to such reference date, to be paid on or before such reference date minus (z) the sum of all fees (excluding restructuring or similar fees paid to any Holder of the Series 2025-A2 Notes in connection with this Fifth Supplemental Indenture) paid in cash on account of any Series 2025-A2 Note on or before such reference date.

“Fifth Supplemental Indenture” shall mean that certain Fifth Supplemental Indenture, dated as of October 31, 2025, by and between the Issuer and the Trustee.

“Initial Series 2025-A2 Notes” has the meaning set out in Section 2.10 of this Fifth Supplemental Indenture.

“Series 2025-A2 Note(s)” has the meaning set out in Section 2.01 of this Fifth Supplemental Indenture.

“Series 2025-A2 Notes Delivery Date” shall mean any date on which Series 2025-A2 Notes are issued.

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“Series 2025-A2 Note Proceeds” has the meaning set out in Section 3.14 of this Fifth Supplemental Indenture.

“Series 2025-A2 Authentication Order” shall mean a written order of the Issuer, delivered to the Trustee, instructing the Trustee to authenticate and deliver Series 2025-A2 Notes, substantially in the form and substance attached as Exhibit C to this Fifth Supplemental Indenture.

“Series 2025-A2 Investor Letter” has the meaning set out in Section 2.07 of this Fifth Supplemental Indenture.

ARTICLE II.
THE NOTES

Section 2.01 Issuance of Series 2025-A2 Notes

(a)	There is hereby created a series of notes to be known as and entitled “Fixed Rate Senior Notes, Series 2025-A2” (the “Series 2025-A2 Notes”). The Series 2025-A2 Notes shall be issuable to OIC, its subsidiaries or their Affiliates as fully-registered Series 2025-A2 Notes without coupons. The aggregate initial principal amount of Series 2025-A2 Notes shall be up to $7,000,000, in Authorized Denominations. The Series 2025-A2 Notes shall be executed, authenticated and delivered in accordance with the provisions of this Fifth Supplemental Indenture. PIK Interest on the Series 2025-A2 Notes shall be paid in denominations of $1.00 and integral multiples of $1.00 in excess thereof. The Series 2025-A2 Notes shall be initially issued in the name of “Cede & Co.” as nominee for DTC, as registered owner of the Series 2025-A2 Notes, and shall be held by the Trustee as custodian for DTC pursuant to Section 2.12 of the Indenture. The Issuer shall execute and deliver to DTC a DTC Letter. No obligations may be issued pursuant to this Fifth Supplemental Indenture, other than those authorized by this section, except notes issued upon transfer or exchange pursuant to Section 2.07 of the Indenture and replacement notes issued pursuant to Section 2.05 of the Indenture. The Series 2025-A2 Notes shall be dated as of the Series 2025-A2 Notes Delivery Date. No less than $5,000,000 of Series 2025-A2 Notes shall be issued upon the execution and delivery of this Fifth Supplemental Indenture. No less than $1,000,000 of Series 2025-A2 Notes shall be issued on each Series 2025-A2 Notes Delivery Date that occurs after the date of this Fifth Supplemental Indenture. Each Series 2025-A2 Note (i) shall bear interest at the rate per annum as set forth in Exhibit A to this Fifth Supplemental Indenture, commencing on the Series 2025-A2 Notes Delivery Date, computed on the basis of a 360-day year consisting of twelve 30-day months, payable on each Note Interest Payment Date and (ii) shall mature as set forth in Exhibit A to this Fifth Supplemental Indenture.

(b)	Notwithstanding anything to the contrary herein or in the Notes, in addition to the principal and interest on the Series 2025-A2 Notes as set forth in Exhibit A to this Fifth Supplemental Indenture, the 2025-A2 Exit Premium shall be due and payable at the earliest of (1) any redemption of the Series 2025-A2 Notes, including a bona fide refinancing of the Series 2025-A2 Notes, a Bankruptcy Event, or as part of any other exercise of remedies by the Noteholders, (2) a bona fide sale of the Issuer and/or its subsidiaries as a going concern and (3) on the final Note Interest Payment Date (being the Stated Maturity Date of the Series 2025-A2 Notes); provided that:

(i) in the event the preceding clause (3) is the earliest to occur, the payment of the 2025-A2 Exit Premium shall be in the Holder’s sole discretion;

(ii) the 2025-A2 Exit Premium shall only be payable after the payment in full in cash of the principal amount and any accrued and unpaid interest (including the 2023-A Exit Premium) due on any Outstanding Series 2023-A Notes, Series 2024-A Notes, Series 2025-A Notes and Series 2025-A2 Notes;

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(iii) prior to the payment of the 2025-A2 Exit Premium, the Trustee shall have first received an Officer’s Certificate from the Issuer certifying that such fee has become due and payable; and

(iv) for avoidance of doubt, notwithstanding anything to the contrary herein or in the Indenture, the 2023-A Fourth Supplemental Exit Premium, 2025-A Exit Premium, 2024-A Exit Premium and 2025-A2 Exit Premium shall be paid on a pro rata basis, as applicable.

Section 2.02 Amendment of Section 2.04(b) of the Fourth Supplemental Indenture. Section 2.04(b) of the Fourth Supplemental Indenture is hereby amended and restated as follows:

(b)	Notwithstanding anything to the contrary herein or in the Notes, in addition to the principal and interest on the Series 2025-A Notes as set forth in Exhibit A to the Fourth Supplemental Indenture, the 2025-A Exit Premium shall be due and payable at the earliest of (1) any redemption of the Series 2025-A Notes, including a bona fide refinancing of the Series 2025-A Notes, a Bankruptcy Event, or as part of any other exercise of remedies by the Noteholders, (2) a bona fide sale of the Issuer and/or its subsidiaries as a going concern and (3) on the final Note Interest Payment Date (being the Stated Maturity Date of the Series 2025-A Notes); provided that:

(i) in the event the preceding clause (3) is the earliest to occur, the payment of the 2025-A Exit Premium shall be in the Holder’s sole discretion;

(ii) the 2025-A Exit Premium shall only be payable after the payment in full in cash of the principal amount and any accrued and unpaid interest (including the 2023-A Exit Premium) due on any Outstanding Series 2023-A Notes, Series 2024-A Notes, Series 2025-A Notes and Series 2025-A2 Notes;

(iii) prior to the payment of the 2025-A Exit Premium, the Trustee shall have first received an Officer’s Certificate from the Issuer certifying that such fee has become due and payable; and

(iv) for avoidance of doubt, notwithstanding anything to the contrary herein or in the Indenture, the 2023-A Fourth Supplemental Exit Premium, 2025-A Exit Premium, 2024-A Exit Premium and 2025-A Exit Premium shall be paid on a pro rata basis, as applicable.

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Section 2.03 Amendment of Section 2.04 of the Indenture. (a) Section 2.04 of the Indenture is hereby amended and restated as follows:

“Section 2.04 Denomination; Medium of Payment.

The Series 2023-A Notes are being offered and placed by the Placement Agent on behalf of the Issuer directly to the Note Purchasers pursuant to a Private Placement Memorandum dated May 23, 2023 (the “Private Placement Memorandum”), which Private Placement Memorandum has been authorized and signed by the Issuer. The Series 2023-A Notes shall be issuable only as fully-registered notes without coupons in Authorized Denominations. The Series 2023-A Notes shall be substantially in the form set forth in Exhibit A to the Indenture (and not, for the avoidance of doubt, Exhibit A to the Second Supplemental Indenture) with such variations, insertions, or omissions as are appropriate and not inconsistent therewith. Principal of and interest on the Series 2023-A Notes shall be payable in the amounts, at the rates, and at such times as set forth in Exhibit A to the Indenture and in any coin or currency of the United States of America that at the time of payment is legal tender for the payment of public and private debts; provided however, that (i) if the Issuer has notified the Noteholders and the Trustee in writing on the first day of each Interest Period whether it elects to pay PIK Interest or is otherwise deemed to have elected to pay PIK Interest with respect to any Series 2024-A Notes, then the 2023-A PIK Fee shall accrue on each Series 2023-A Notes for the applicable period in which such PIK Interest is elected; provided that if the Issuer does not so timely elect the form of interest payment, then the Issuer will be deemed to have selected to pay the 2023-A PIK Fee as PIK Interest (and, for the avoidance of doubt, the failure to timely make such election will not constitute a Default or Event of Default), and (ii) solely during the Cash Interests Suspension Period and so long as all cash interest payments due and payable during the applicable period on all Notes (other than Series 2023-A Notes) are also paid in kind, all accrued interest with respect to the Series 2023-A Notes shall be paid in kind by adding to the principal amount of each Series of 2023-A Notes in the manner set forth in Section 2.04 of the Indenture (together with, for the avoidance of doubt, the 2023-A PIK Fee and the 2023-A Fourth Supplemental PIK Fee for the applicable period). Notwithstanding anything to the contrary herein or in the Notes, in addition to the principal and interest on the Series 2023-A Notes as set forth in Exhibit A to the Indenture, the 2023-A Exit Premium (including, for the avoidance of doubt, the 2023-A PIK Fee), and the 2023-A Fourth Supplemental Exit Premium shall be payable on the final Note Interest Payment Date (being the Stated Maturity Date of the Series 2023-A Notes). The Issuer agrees to deliver a written order to the Trustee no later than five (5) Business Days prior to each Note Interest Payment Date with respect to which the Issuer has elected to pay PIK Interest, stating the amount of accrued and unpaid PIK Interest payable on each Series 2023-A Note for the applicable Interest Period to the nearest cent (with half of one cent rounded upward), together with all other information requested by the Trustee or any Holder in order to allocate such payment (it being understood and agreed that the 2023-A PIK Fee shall be increased by an amount equal to such PIK Interest on such Note Interest Payment Date rather than increasing the principal balance on such Note Interest Payment Date). The Trustee shall be entitled to rely upon such written order from the Issuer (without incurring any liability), including any and all amounts, calculations, and/or other information contained in such written order without any obligation to further review, analyze, verify, confirm, and/or investigate any such information contained therein.”

(b) Notwithstanding anything to the contrary herein or in the Notes, in addition to the principal and interest on the Series 2023-A Notes as set forth in Exhibit A to the Indenture, the 2023-A Fourth Supplemental Exit Premium shall be due and payable at the earliest of (1) any redemption of the Series 2023-A Notes, including a bona fide refinancing of the Series 2023-A Notes, a Bankruptcy Event, or as part of any other exercise of remedies by the Noteholders, (2) a bona fide sale of the Issuer and/or its subsidiaries as a going concern and (3) on the final Note Interest Payment Date (being the Stated Maturity Date of the Series 2023-A Notes); provided that:

(i) in the event the preceding clause (3) is the earliest to occur, the payment of the 2023-A Fourth Supplemental Exit Premium shall be in the Holder’s sole discretion;

(ii) the 2023-A Fourth Supplemental Exit Premium shall only be payable after the payment in full in cash of the principal amount and any accrued and unpaid interest (including the 2023-A Exit Premium) due on any Outstanding Series 2023-A Notes, Series 2024-A Notes, Series 2025-A Notes and Series 2025-A2 Notes;

(iii) prior to the payment of the 2023-A Fourth Supplemental Exit Premium, the Trustee shall have first received an Officer’s Certificate from the Issuer certifying that such fee has become due and payable; and

(iv) for avoidance of doubt, notwithstanding anything to the contrary herein or in the Indenture, the 2023-A Fourth Supplemental Exit Premium, 2025-A Exit Premium, 2024-A Exit Premium and 2025-A2 Exit Premium shall be paid on a pro rata basis, as applicable.

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Section 2.04 Denomination; Medium of Payment of Series 2025-A2 Notes.

(a)	The Series 2025-A2 Notes shall be issuable only as fully-registered Notes without coupons in Authorized Denominations. The Series 2025-A2 Notes shall be substantially in the form and substance set forth in Exhibit A to this Fifth Supplemental Indenture with such variations, insertions, or omissions as are appropriate and not inconsistent therewith.

(b)	Principal of the Series 2025-A2 Notes shall be payable in the amount stated on such Series 2025-A2 Notes and in any coin or currency of the United States of America that at the time of payment is legal tender for the payment of public and private debts.

(c)	Interest on the Series 2025-A2 Notes shall be payable (i) other than during the Cash Interests Suspension Period, (A) in full in cash or (B) in parts comprising 8.50% of Cash Interest and 3.50% in-kind by adding to the principal amount of each Series 2025-A2 Note in the manner set forth in Section 2.04(d) of this Fifth Supplemental Indenture or (ii) during the Cash Interests Suspension Period only, in full as PIK Interest. The Issuer shall notify in writing the Holders and the Trustee on or before the first day of each Interest Period whether it elects to pay PIK Interest for such Interest Period; provided that if the Issuer does not so timely elect the form of interest payment, then the Issuer will be deemed to have selected to pay PIK Interest of 3.50% and Cash Interest of 8.50% (and, for the avoidance of doubt, the failure to timely make such election will not constitute a Default or Event of Default); provided, further, notwithstanding anything stated herein to the contrary, during the Cash Interests Suspension Period, the Issuer shall pay in full PIK Interest of 12.00%. The Issuer agrees to deliver a written order to the Trustee no later than five (5) Business Days prior to each Note Interest Payment Date with respect to which the Issuer has elected to pay PIK Interest, stating the amount of accrued and unpaid PIK Interest payable on each Series 2025-A2 Note for the applicable Interest Period to the nearest cent (with half of one cent rounded upward), together with all other information requested by the Trustee or any Holder in order to allocate such payment (which may include the amount of the principal increase as a result of the PIK Interest). The Trustee shall be entitled to rely upon such written order from the Issuer (without incurring any liability), including any and all amounts, calculations, and/or other information contained in such written order without any obligation to further review, analyze, verify, confirm, and/or investigate any such information contained therein.

(d)	Any PIK Interest on the Series 2025-A2 Notes will be payable to Holders by its addition to the principal amount of each Series 2025-A2 Note in the manner provided in the next sentence. Effective immediately before the close of business on each Note Interest Payment Date, the principal amount of each Series 2025-A2 Note then Outstanding will be deemed to be increased by the amount of accrued and unpaid PIK Interest on such Series 2025-A2 Note for the period since the prior Note Interest Payment Date, rounded up to the nearest $1.00, and the Trustee will, promptly after receipt of a written order from the Issuer, record such increase in principal amount as set forth in such written order.

(e)	Any PIK Interest the amount of which is added to the principal amount of the Series 2025-A2 Notes pursuant to Section 2.04(d) of this Fifth Supplemental Indenture will be deemed to be “paid” on the Series 2025-A2 Notes for all purposes of this Fifth Supplemental Indenture.

Section 2.05 [Reserved]

Section 2.06 [Reserved]

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Section 2.07 Registration, Transfer and Exchange of Series 2025-A2 Notes. Each initial purchaser of a Series 2025-A2 Note shall provide an investor letter in the form attached to this Fifth Supplemental Indenture as Exhibit B (the “Series 2025 Investor Letter”). Any Noteholder who purchases or otherwise acquires a Series 2025-A2 Note or Beneficial Ownership Interest or any other interest in a Series 2025-A2 Note, by its acquisition of such a Series 2025-A2 Note or interest in a Series 2025-A2 Note, whether upon original issuance or subsequent transfer, is deemed to have represented to and agreed with the Issuer and the Trustee paragraphs 3, 7 and 11 of the Series 2025 Investor Letter set forth in Exhibit B to this Fifth Supplemental Indenture.

Section 2.08 [Reserved]

Section 2.09 [Reserved]

Section 2.10 Delivery of Series 2025-A2 Notes.

(a)	Upon the execution and delivery of the Fifth Supplemental Indenture, the Issuer shall execute and deliver to the Trustee Series 2025-A2 Notes in an aggregate initial principal amount of $5,000,000 issued to OIC (the “Initial Series 2025-A2 Notes”), and the Trustee shall authenticate and register such Initial Series 2025-A2 Notes as provided in Section 2.12 of the Indenture.

(b)	[Reserved].

(c)	Prior to, and as a condition precedent to the authentication and delivery of the Initial Series 2025-A2 Notes, there shall be filed with and delivered to the Trustee:

(i) certified copies of the resolutions adopted by the authorized officials of the Issuer, if any, authorizing the execution and delivery of the Transaction Documents to which the Issuer is party and the issuance of any applicable Series 2025-A2 Notes;

(ii) copies of the Ninth Amendment to Proceeds Disbursing and Security Agreement;

(iii) such Initial Series 2025-A2 Notes executed by the Issuer;

(iv) a Series 2025-A2 Authentication Order, substantially in the form and substance attached as Exhibit C to the Fifth Supplemental Indenture;

(v) an opinion or opinions of counsel to the Issuer, the Trustee, and the Co-Obligors in form and substance reasonably satisfactory to the Trustee (including due execution, enforceability and no conflicts opinions); and

(vi) such further opinions and instruments as are reasonably required by the Trustee.

(d)	Following the issuance of Initial Series 2025-A2 Notes, the Issuer shall be entitled, with the consent of the Majority of the Noteholders, upon delivery of an Officer’s Certificate, Opinion of Counsel and Series 2025-A2 Authentication Order to the Trustee, to issue up to $2,000,000 aggregate initial principal amount of Series 2025-A2 Notes to OIC, its subsidiaries or their Affiliates under this Fifth Supplemental Indenture that will have identical terms to the Initial Series 2025-A2 Notes issued on the date of this Fifth Supplemental Indenture other than with respect to (i) the date of issuance, (ii) issue price, (iii) initial principal amount and (iv) if applicable, the date from which interest on such additional Series 2025-A2 Notes will begin to accrue and the initial Note Interest Payment Date; provided, however, that if such additional Series 2025-A2 Notes will not be fungible with the Initial Series 2025-A2 Notes for U.S. federal income tax or securities law purposes, such additional Series 2025-A2 Notes will have a separate CUSIP number, provided that the Issuer shall be solely responsible for obtaining such separate CUSIP number. Such additional Series 2025-A2 Notes will rank equally and ratable with any and all of the Initial Series 2025-A2 Notes in right of payment and will be treated as a single series for all purposes under this Fifth Supplemental Indenture.

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(e)	Prior to, and as a condition precedent to the authentication and delivery of any additional Series 2025-A2 Notes, there shall be filed with and delivered to the Trustee:

(i) certified copies of the resolutions adopted by the authorized officials of the Issuer, if any, authorizing the execution and delivery of the issuance of the additional Series 2025-A2 Notes;

(ii) such additional Series 2025-A2 Notes executed by the Issuer;

(iii) a Series 2025-A2 Authentication Order, substantially in the form and substance attached as Exhibit C to this Fifth Supplemental Indenture;

(iv) an opinion or opinions of counsel to the Issuer and the Co-Obligors in form and substance reasonably satisfactory to the Trustee; and

(v) such further opinions, certificates, and instruments as are reasonably required or requested by the Trustee.

Section 2.11 Amendment of Section 2.11 of the Indenture. Section 2.11 of the Indenture is hereby amended and restated as follows:

“Section 2.11 Security. The payments of principal of and interest on the Series 2023-A Notes, Series 2024-A Notes, Last Out Notes, Series 2025-A Notes, Series 2025-A2 Notes shall be secured by the Trust Estate, including an assignment by the Trustee to the Servicer of the Proceeds Disbursing Agreement, including all Obligor Payments and other amounts payable to the Trustee under the Proceeds Disbursing Agreement, the cash balances in the Payment Reserve Fund and other funds maintained by the Trustee, provided that notwithstanding anything contrary to the foregoing, the Payment Reserve Fund and the Insurance Proceeds Fund and the funds deposited therein shall be for the sole benefit of the Series 2023-A Notes, and shall not secure payments of principal of and interest on the Series 2024-A Notes, Last Out Notes, Series 2025-A Notes and Series 2025-A2 Notes. In addition, as provided in the Insurance Policy, to the extent other amounts are insufficient to pay debt service on the Series 2023-A Notes, when due, payments made by the Insurer under the Insurance Policy may be used to make such payments. All funds established in this Indenture for the benefit of the Series 2023-A Notes are pledged and assigned under the Transaction Documents for the equal and proportionate benefit of the Holders of the Series 2023-A Notes, and, except as otherwise provided in the Transaction Documents, may be used for no purpose other than payment of the Series 2023-A Notes. All funds established in this Indenture for the benefit of the Series 2024-A Notes, the Last Out Notes, Series 2025-A Notes and Series 2025-A2 Notes (except with respect to any amount of an Insurance Payment that is transferred to such fund) are pledged and assigned under the Transaction Documents for the equal and proportionate benefit of the Holders of the Series 2024-A Notes, the Last Out Notes, Series 2025-A Notes and Series 2025-A2 Notes, respectively, and, except as otherwise provided in the Transaction Documents (including subject to the terms of the Last Out Subordination Agreement), may be used for no purpose other than payment of the Series 2024-A Notes, the Last Out Notes, Series 2025-A Notes and Series 2025-A2 Notes. The obligation of the Issuer to abide by the terms of the Indenture and the Notes shall be absolute and unconditional and shall not be subject to any defense or any right of set off, counterclaim or recoupment arising out of any breach by the Trustee or any Noteholder of any obligation to the Issuer or otherwise with respect to the Notes or out of any indebtedness or liability at any time owing to the Issuer by the Trustee. Until such time as all of the Notes shall have been fully paid or redeemed, the Issuer will not suspend or discontinue any payments provided for herein. Notwithstanding the foregoing, the Issuer’s obligation to make payments on the Notes is limited to the components of the Trust Estate. If the sources comprising the Trust Estate do not provide funds sufficient to make payments on the Notes, the Issuer is under no obligation to make such payments. For the avoidance of doubt, the Issuer has an obligation to make all payments in accordance with the Transaction Documents, including the outstanding principal and accrued interest on the Notes. Pursuant to the Trustee Services Agreement, the Trustee has assigned the Trust Estate to the Servicer, other than the Insurance Policy, which has been issued directly to the Trustee as Named Insured. For the avoidance of doubt, notwithstanding anything to the contrary herein, all amounts paid by the Insurer under the Insurance Policy, including amounts deposited in the Insurance Proceeds Fund that are subsequently transferred to the Debt Service Fund, shall be applied solely to the payment of the Series 2023-A Notes.”

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ARTICLE III.
ESTABLISHMENT OF FUNDS; APPLICATION OF PROCEEDS; INVESTMENTS

Section 3.01 [Reserved]

Section 3.02 [Reserved]

Section 3.03 [Reserved]

Section 3.04 Note Proceeds Fund. There is hereby created in connection with the Series 2025-A2 Notes, a Note Proceeds Fund. Unless otherwise provided by Section 3.14 below, all net proceeds of each sale of the Series 2025-A2 Notes shall be deposited into the Series 2025-A2 Note Proceeds Fund on each Series 2025-A2 Notes Delivery Date, respectively, and disbursed as provided in Section 3.14 of this Fifth Supplemental Indenture.

Section 3.05 [Reserved]

Section 3.06 [Reserved]

Section 3.07 [Reserved]

Section 3.08 [Reserved]

Section 3.09 [Reserved]

Section 3.10 [Reserved]

Section 3.11 [Reserved]

Section 3.12 [Reserved]

Section 3.13 [Reserved]

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Section 3.14 Disbursed Amount and Flow of Funds on Delivery Date.

(a)	On each Series 2025-A2 Notes Delivery Date, the initial purchasers shall wire to Carbon Revolution Public Limited Company (“Carbon Revolution PublicCo”), a public limited company incorporated in Ireland with registered number 607450 and a parent entity of the Issuer, the Issuer, or the Trustee, at the Issuer’s election, an amount equal to the face amount of the Series 2025-A2 Notes issued (the “Series 2025-A2 Note Proceeds”). The Series 2025-A2 Note Proceeds shall be deposited into the Note Proceeds Fund and then disbursed by the Trustee to the Issuer; provided, further, notwithstanding the anything in this Section 3.14(a), Series 2025-A2 Note Proceeds may be wired by the Issuer, the Trustee or the initial purchasers of such Series 2025-A2 Notes directly to the Note Proceeds Fund, Repayment Fund, Debt Service Fund, Investment of Funds and/or Investments Records in the amounts and as set forth in a funds flow memorandum reasonably satisfactory to the Issuer, the Trustee and the initial purchasers of such Series 2025-A2 Notes at the time of such 2025-A2 Notes Delivery Date. The term and provisions of each Disbursement are set forth in the Proceeds Disbursing Agreement.

ARTICLE IV.
DISBURSEMENT, CO-OBLIGOR PAYMENTS AND PREPAYMENT REDEMPTION

Section 4.01 [Reserved]

ARTICLE V.
RELEASE OF PAYMENT RESERVE FUND AND ADDITIONAL TERM ADVANCE

Section 5.01 [Reserved]

ARTICLE VI.
EVENTS OF DEFAULT AND REMEDIES THEREFOR

Section 6.01 [Reserved]

Section 6.02 [Reserved]

Section 6.03 [Reserved]

Section 6.04 [Reserved]

Section 6.05 [Reserved]

Section 6.06 [Reserved]

Section 6.07 Amendment to Section 6.07. Section 6.07 of the Indenture is hereby amended and restated in its entirety as follows:

“Section 6.07 Application of Moneys. Notwithstanding anything to the contrary within this Indenture, the Disbursement Documents, the Last Out Subordination Agreement, or the Trust Transaction Documents, all moneys received by the Trustee pursuant to any right given or action taken under the provisions of this Indenture or under any of the other Transaction Documents including any proceeding at law or in equity to enforce the provisions of and foreclose, realize, levy or execute upon all items of collateral hereunder, together with all funds held by the Trustee hereunder, shall be deposited in the Debt Service Fund and, after payment of all of the fees, costs and expenses (including attorneys’ fees and expenses) relating to the proceedings resulting in the collection of such moneys and of the expenses, liabilities and advances incurred or made by the Trustee (or the Servicer, if applicable) including reasonable attorneys’ fees, and all other outstanding fees and expenses of and indemnities owing to the Trustee (or the Servicer, if applicable) incurred under the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture, the Indenture, the Disbursement Documents, and/or the Trust Transaction Documents, or otherwise in connection with such actions, and thereafter any fees, expenses, liabilities and advances due to, or incurred or made by, the Paying Agent and the Registrar (and, if applicable, the Servicer), such moneys thereafter shall be applied in the order set forth below:

(a) Unless the principal of all Series 2023-A Notes, Series 2024-A Notes, Series 2025-A Notes and Series 2025-A2 Notes shall have become or been declared due and payable, all such moneys (other than any Insurance Payments, which shall be applied solely to the payment of the Series 2023-A Notes) shall be applied to the ratable payment of all installments of cash interest then due on the Series 2023-A Notes (including the 2023-A Exit Premium, if such fee has become or been declared due and payable), Series 2024-A Notes (other than the 2024-A Exit Premium), Series 2025-A Notes (other than the 2025-A Exit Premium) and Series 2025-A2 Notes (other than 2025-A2 Exit Premium) on a pro rata basis relative to each series of Notes, and, if the amount available shall not be sufficient to pay in full all such amounts, then to the ratable payment of all such amounts so due and the portion thereof allocable to the installments of interest shall be applied in order of priority first to installments past due for the longest period;

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(b) If the principal of all the Series 2023-A Notes, Series 2024-A Notes, Series 2025-A Notes and Series 2025-A2 Notes shall have become or been declared due and payable, all such moneys (other than any Insurance Payments, which shall be applied solely to the payment of the Series 2023-A Notes) shall be applied to the payment of the principal then due and unpaid upon the Series 2023-A Notes (including the 2023-A Exit Premium), Series 2024-A Notes (other than the 2024-A Exit Premium), Series 2025-A Notes (other than the 2025-A Exit Premium) and Series 2025-A2 Notes (other than 2025-A2 Exit Premium) on a pro rata basis relative to each series of Notes; and

(c) Subject to the Last Out Subordination Agreement and provided that the principal, interest and applicable exit premium applicable to the Series 2023-A Notes, Series 2024-A Notes, Series 2025-A Notes and Series 2025-A2 Notes shall have been paid, all remaining monies shall be applied to the payment of the principal, interest and exit premium due and unpaid upon the Last Out Notes.”

Section 6.08 [Reserved]

Section 6.09 [Reserved]

Section 6.10 [Reserved]

Section 6.11 Section 6.11 of the Third Supplemental Indenture is hereby amended and restated in its entirety as follows:

“6.11 Right of Noteholders of Series 2024-A Notes, Last Out Notes, Series 2025-A Notes and Series 2025-A2 Notes.

(a) Notwithstanding anything to the contrary contained in this Indenture (including the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture and the Fifth Supplemental Indenture), without reasonable consultation with OIC, the Holders of Series 2024-A Notes, the Holders of Series 2025-A Notes, the Holders of Last Out Notes and the Holders of Series 2025-A2 Notes (it being understood and agreed that the failure to provide prior written notice thereof shall not constitute a breach hereunder), any Minimum Noteholder Percentage shall not direct the Trustee or the Servicer, as applicable, to take any action set forth in clauses (i) – (vi) below, and shall certify in its direction to the Trustee or the Servicer, as applicable, that it has completed such reasonable consultation regarding any proposed action(s) contained in the direction to the Trustee or the Servicer:

(i) declare or give any notice to the Issuer and/or any other Co-Obligor of a Declaration of Extraordinary Redemption, declaration of acceleration or acceleration of maturity of principal and interest on any Note upon any Extraordinary Redemption Events;

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(ii) declare an Event of Special Redemption, or enforce any related rights pursuant to any Finance Document;

(iii) make any application or make any filing for involuntary bankruptcy, reorganization, insolvency, administration, receivership, compromise, moratorium, assignment, readjustment of debt, liquidation, deregistration, dissolution or similar event, whether, under applicable law with respect to the Issuer, a Co-Obligor or any of their subsidiaries;

(iv) submit a Claim Notice or commence a Marketing Period pursuant to any Finance Document;

(v) appoint an examiner, administrator, deed administrator, administrative receiver, receiver, receiver and manager, liquidator, provisional liquidator or other analogous officer to any Co-Obligor; or

(vi) enter into any transaction or series of transactions in connection with the bankruptcy, insolvency, reorganization, administration, receivership, compromise, moratorium, assignment, readjustment of debt, liquidation, deregistration, dissolution of the Issuer, a Co-Obligor or any of their subsidiaries.

(b) Subject to this Section 6.11, if the Minimum Noteholder Percentage has not exercised the right to request the exercise of any rights and powers conferred by Section 6.02 on the Trustee or the Servicer, as applicable, or exercised the right to direct the method and place of conducting all proceedings to be taken in connection with the enforcement of the terms and conditions of this Indenture pursuant to Section 6.03 of the Indenture, for forty-five (45) Business Days following the accrual of such rights, Holders of any Series 2023-A Notes shall consult and discuss with OIC, the Holders of Series 2024-A Notes, the Holders of Series 2025-A Notes, the Holders of Last Out Notes and Holders of Series 2025-A2 Notes in good faith concerning the exercise of such rights. If the Minimum Noteholder Percentage thereafter elects to exercise such rights by requesting or directing the Trustee or the Servicer, as applicable, to take any action(s), it shall certify in its request or direction that it has completed such consultations and discussion.

(c) The Series 2024-A Notes, Last Out Notes, Series 2025-A Notes and Series 2025-A2 Notes shall receive rights and privileges no worse than applicable to any Series 2023-A Notes in any Bankruptcy Event, including for the avoidance of doubt that the Holders of any Series 2024-A Notes, any Series 2025-A Notes, any Last Out Notes and any Series 2025-A2 Notes shall have a right of participation or similar right on a pro rata basis, on reasonable notice and on similar economic terms, to any financing or transaction involving any Holders of Series 2023-A Notes. Moreover, the Holders of Series 2024-A Notes, Last Out Notes, Series 2025-A Notes and Series 2025-A2 Notes shall have a secondary refusal right to participate or purchase in excess of its pro rata portion for any portion of such financing or transaction declined by any Holders of Series 2023-A Notes.

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(d) If the Holders of any Series 2023-A Notes shall be party to any additional issuance of Series 2023-A Notes or any financing or transaction for additional notes of any other series, the Holders of any Series 2024-A Notes, any Last Out Notes, any Series 2025-A Notes and any Series 2025-A2 Notes shall have a right of participation or similar right on a pro rata basis, or shall otherwise have a right to acquire additional principal amount of Series 2024-A Notes, Series 2025-A Notes, Last Out Notes or Series 2025-A2 Notes, as applicable, to maintain their pro rata interests and rights in the Issuer.”

ARTICLE VII.
INSURANCE AND INSURANCE CLAIM FOR CO-OBLIGORS’ NONPAYMENT

Section 7.01 [Reserved]

ARTICLE VIII.
CONCERNING THE TRUSTEE

Section 8.01 [Reserved]

ARTICLE IX.
SUPPLEMENTAL INDENTURES AND
AMENDMENTS TO TRANSACTION DOCUMENTS

Section 9.01 Amendment to Section 9.01. Section 9.01(a) of the Indenture is hereby amended to add the following as a new Section 9.01(a)(xii):

“(xii) to provide for the issuance of Series 2025-A2 Notes in accordance with the limitations set forth in the Fifth Supplemental Indenture, or change any of the provisions of the Indenture as may be necessary to facilitate the issuance of Series 2025-A2 Notes.”

Section 9.02 Amendment to Section 9.02. Section 9.02 of the Indenture is hereby amended and restated in its entirety as follows:

“Section 9.02 Amendments to Indenture Requiring Consent of Noteholders. Notwithstanding any contrary provision hereof, nothing contained in this Section 9.02 shall permit, or be construed as permitting, without the consent of the Noteholders of all Outstanding Series 2023-A Notes and all Outstanding Series 2024-A Notes and all Outstanding Last Out Notes and all Outstanding Series 2025-A Notes and all Outstanding Series 2025-A2 Notes, (a) an extension of the maturity of the principal of or interest on, any Series 2023-A Note or any Series 2024-A Note or any Last Out Note or any Series 2025-A Note or any Series 2025-A2 Note, (b) a reduction in the principal amount of or the rate of interest on or the method of payment for, any Series 2023-A Note or any Series 2024-A Note or any Last Out Note or any Series 2025-A Note or any Series 2025-A2 Note, (c) a preference or priority of any Series 2023-A Note, any Series 2024-A Note, any Last Out Note, any Series 2025-A Note or any Series 2025-A2 Note over any other Series 2023-A Note, Series 2024-A Note, Last Out Note, Series 2025-A Note or Series 2025-A2 Note, (d) the creation of a lien on the Trust Estate (other than Permitted Liens) prior to or on parity with the lien of this Indenture, or (e) a reduction in the aggregate principal amount of the Series 2023-A Notes or the Series 2024-A Notes or the Last Out Notes or the Series 2025-A Note or the Series 2025-A2 Note required for any consent to any Supplemental Indenture; provided further, however, that without the written consent of the Trustee, the Trustee may, but shall not be required to join in the execution of any Supplemental Indenture that affects the rights, protections, privileges, duties, indemnities, obligations and/or immunities of the Trustee or that imposes additional obligations on the Trustee. The giving of notice to and consent of the Noteholders to any such proposed Supplemental Indenture shall be obtained pursuant to Section 9.06. Notwithstanding any contrary provision hereof, (i) without the consent of the Noteholders of all Outstanding Series 2023-A Notes, no amendment may be made to this Indenture or any related agreement that would have a materially adverse and disproportionate effect on the Noteholders of Series 2023-A Notes, (ii) without the consent of the Noteholders of all Outstanding Series 2024-A Notes, no amendment may be made to this Indenture or any related agreement that would have a materially adverse and disproportionate effect on the Noteholders of Series 2024-A Notes, (iii) without the consent of the Noteholders of all Outstanding Last Out Notes, no amendment may be made to this Indenture or any related agreement that would have a materially adverse and disproportionate effect on the Noteholders of Last Out Notes, (iv) without the consent of the Noteholders of all Outstanding Series 2025-A Notes, no amendment may be made to this Indenture or any related agreement that would have a materially adverse and disproportionate effect on the Noteholders of Series 2025-A Notes or (v) without the consent of the Noteholders of all Outstanding Series 2025-A2 Notes, no amendment may be made to this Indenture or any related agreement that would have a materially adverse and disproportionate effect on the Noteholders of Series 2025-A2 Notes.”

15

Section 9.03 [Reserved]

Section 9.04 [Reserved]

Section 9.05 [Reserved]

Section 9.06 Amendment to Section 9.06. Section 9.06 of the Indenture is hereby amended and restated in its entirety as follows:

“Section 9.06 Notice to and Consent of Noteholders. If consent of the Noteholders is required under the terms of this Indenture for the amendment of this Indenture, the Proceeds Disbursing Agreement, the Last Out Subordination Agreement or the Insurance Policy or for any other similar purpose, the Trustee shall cause notice of the proposed execution of the amendment to be given by first-class mail, postage prepaid, or as otherwise provided in the DTC Letter, to the Noteholders of the Outstanding Series 2023-A Notes, the Outstanding Series 2024-A Notes, the Outstanding Series 2025-A Notes, the Outstanding Last Out Notes and the Outstanding Series 2025-A2 Notes then shown on the Register. Such notice shall briefly set forth the nature of the proposed amendment or other action and shall state that copies of any such amendment or other document are on file at the Designated Trust Office for inspection by all Noteholders. If, within sixty (60) days or such longer period as shall be prescribed by the Issuer following the mailing of such notice, the Noteholders of a majority of the principal amount of the Series 2023-A Notes Outstanding, Series 2024-A Notes Outstanding, Series 2025-A Notes Outstanding, Last Out Notes Outstanding and Series 2025-A2 Notes Outstanding (or all of the principal amount of the Series 2023-A Notes Outstanding, in the case of changes to the Insurance Policy) by instruments filed with the Trustee shall have consented to the amendment or other proposed action (and if required, the consent of the Insurer has been received), then the Trustee shall execute such amendment or other document or take such proposed action and the consent of the Noteholders shall thereby be conclusively presumed.”

ARTICLE X.
REPRESENTATIONS AND WARRANTIES

Section 10.01 Except as disclosed to the Trustee on or prior to the execution of the Fifth Supplemental Indenture, the Issuer represents, warrants and covenants that the representations, warranties and covenants set out in Section 10.01 of the Indenture are true and correct in all material respects on and as of the date of this Fifth Supplemental Indenture.

ARTICLE XI.
AUSTRALIAN TAX MATTERS

Section 11.01 The Issuer represents and warrants that the representations and warranties set out in Section 11.01 of the Indenture (for the avoidance of doubt, in respect of the Series 2023-A Notes only) are true and correct in all material respects on and as of the date of this Fifth Supplemental Indenture.

Section 11.02 The reference to “Exhibit B” in Section 11.03(b)(iii) of the Indenture shall be construed as a reference to Exhibit B of this Fifth Supplemental Indenture to the extent that Section applies to the Series 2025-A2 Notes.

ARTICLE XII.
MISCELLANEOUS PROVISIONS

Section 12.01 [Reserved]

Section 12.02 [Reserved]

Section 12.03 Section 12.03 of the Indenture is hereby amended and restated in its entirety as follows:

“Section 12.03 No Additional Notes or Cross-Collateralization. No provision set forth in this Indenture (as amended by the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture and the Fifth Supplemental Indenture) shall give the Issuer the right to issue notes hereunder other than (i) the Series 2023-A Notes (up to an aggregate initial principal amount of $60,000,000), (ii) the Series 2024-A Notes, (iii) Last Out Notes (subject to the Last Out Subordination Agreement), (iv) the Series 2025-A Notes, (v) the Series 2025-A2 Notes or (vi) to permit the Series 2023-A Notes, the Series 2024-A Notes, the Last Out Notes (subject to the Last Out Subordination Agreement), the Series 2025-A Notes, and the Series 2025-A2 Notes to be cross-collateralized with any other obligations.”

ARTICLE XIII.
ADDITIONAL MISCELLANEOUS PROVISIONS

Section 13.01 Ratification of Indenture. Except as expressly amended, amended and restated, and/or supplemented hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. Reference to this Fifth Supplemental Indenture need not be made in the Indenture or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to, or with respect to, the Indenture, any reference in any of such items to the Indenture being sufficient to refer to the Indenture as amended hereby.

16

Section 13.02 Indenture Remains in Full Force and Effect. This Fifth Supplemental Indenture is subject to all the terms and conditions set forth in the Indenture with the same force and effect as if those terms and conditions were repeated at length herein and made applicable to the Issuer and the Trustee with respect hereto.

Section 13.03 GOVERNING LAW AND WAIVER OF JURY TRIAL. THIS FIFTH SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF. THE PARTIES HERETO EACH HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS FIFTH SUPPLEMENTAL INDENTURE OR ANY TRANSACTION RELATED HERETO TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW.

Section 13.04 Trust Transaction Document; Covenants. The Fifth Supplemental Indenture constitutes a Trust Transaction Document for all purposes and all references to the Indenture in any Trust Transaction Document and all references in the Indenture to “this Indenture,” “hereunder,” “hereof” or words of like import referring to the Indenture, shall, unless expressly provided otherwise, mean and be a reference to the Indenture, after giving effect to each of the First Supplemental Indenture, Second Supplemental Indenture, Third Supplemental Indenture, Fourth Supplemental Indenture and Fifth Supplemental Indenture. Any breach or violation or failure to perform any provision of the Fifth Supplemental Indenture shall be deemed to be a default under Article VI of the Indenture.

Section 13.05 Counterparts; Electronic Signatures. The Fifth Supplemental Indenture may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument. The parties agree that the electronic signature of a party to this Fifth Supplemental Indenture shall be as valid as an original signature of such party and shall be effective to bind such party to this Fifth Supplemental Indenture. The parties agree that any electronically signed document (including this Fifth Supplemental Indenture) shall be deemed (a) to be “written” or “in writing,” (b) to have been signed and (c) to constitute a record established and maintained in the ordinary course of business and an original written record when printed from electronic files. Such paper copies or “printouts,” if introduced as evidence in any judicial, arbitral, mediation or administrative proceeding, will be admissible as between the parties to the same extent and under the same conditions as other original business records created and maintained in documentary form. Neither party shall contest the admissibility of true and accurate copies of electronically signed documents on the basis of the best evidence rule or as not satisfying the business records exception to the hearsay rule. For purposes hereof, “electronic signature” means a manually signed original signature that is then transmitted by electronic means; “transmitted by electronic means” means sent in the form of a facsimile or sent via the internet as a “pdf” (portable document format) or other replicating image attached to an e-mail message; and, “electronically signed document” means a document transmitted by electronic means and containing, or to which there is affixed, an electronic signature.

Section 13.06 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction hereof.

Section 13.07 The Trustee. The Trustee shall not be responsible or liable in any manner whatsoever for or in respect of the validity or sufficiency of this Fifth Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Issuer. The Issuer hereby authorizes and directs the Trustee to execute and deliver this Fifth Supplemental Indenture. The Issuer acknowledges and agrees that the Trustee (i) shall be entitled to all of the rights, privileges, benefits, protections, indemnities, limitations of liability, and immunities of the Trustee set forth in the Indenture, which are hereby deemed incorporated by reference; and (ii) has acted consistently with (and is not in breach or violation of) its standard of care under the Indenture. The Issuer agrees that the execution by the Trustee of this Fifth Supplemental Indenture is consistent with, and permitted by, the Indenture, the other Trustee Transaction documents and/or the Disbursement Documents.

[Signature page to follow]

17

IN WITNESS WHEREOF, the parties hereto have caused this Fifth Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Issuer:

Signed by Carbon Revolution Operations Pty Ltd ACN 154 435 355 in accordance with section 127 of the Corporations Act 2001 (Cth) by: /s/ Eugene Davis	/s/ David Nock
Signature of director Eugene Davis	Signature of secretary David Nock
Name of director (print)	Name of secretary (print)

UMB BANK, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Julius Zamora
Name:	Julius Zamora
Title:	Vice President

[Signature Page to Carbon Revolution Fifth Supplemental Indenture]

EXHIBIT A
Form of Series 2025-A2 Note

Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation (“DTC”), to Issuer or its agent for registration of transfer, exchange, or payment, and any certificate issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THE HOLDER HEREOF ACKNOWLEDGES THAT THE NOTES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND AGREES THAT THE NOTES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT TO A PERSON WHOM THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A OR PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, AND IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION, INCLUDING AUSTRALIA. THE OWNER OF THIS NOTE AGREES THAT ANY TRANSFER OF THIS NOTE OR ANY INTEREST HEREIN WILL BE MADE IN ACCORDANCE WITH THE TRANSFER RESTRICTIONS SET FORTH IN THE INDENTURE.

BY ITS PURCHASE OF THIS SERIES 2025-A2 NOTE OR ANY INTEREST HEREIN, EACH INITIAL PURCHASER WILL REPRESENT AND WARRANT, AND EACH SUBSEQUENT PURCHASER THEREOF WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED, EITHER THAT (A) IT IS NOT AN EMPLOYEE BENEFIT PLAN OR OTHER PLAN SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986 (THE “CODE”), OR SIMILAR LAW (EACH, A “PLAN”) AND THAT IT IS NOT ACQUIRING THE SERIES 2025-A2 NOTES DIRECTLY OR INDIRECTLY FOR, OR ON BEHALF OF, A PLAN OR ANY ENTITY WHOSE UNDERLYING ASSETS ARE DEEMED TO BE PLAN ASSETS OF SUCH A PLAN; OR (B) ITS PURCHASE, OWNERSHIP OR DISPOSITION OF SUCH SERIES 2025-A2 NOTE WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE (OR, IN THE CASE OF A GOVERNMENTAL PLAN, CHURCH PLAN OR FOREIGN PLAN, ANY VIOLATION OF SIMILAR LAW) NOR SUBJECT THE TRUSTEE, THE ISSUER, THE INSURER OR THE INITIAL PURCHASERS OF THE SERIES 2025-A2 NOTES TO ANY OBLIGATION NOT AFFIRMATIVELY UNDERTAKEN IN WRITING.

NEITHER THE SERIES 2025-A2 NOTES (NOR ANY INTEREST THEREIN) MAY BE SOLD, TRANSFERRED OR ASSIGNED TO ANY AUSTRALIAN PERSON OR ENTITY.

ANY PURPORTED PURCHASE OR TRANSFER OF ANY INTEREST IN THIS SERIES 2025-A2 NOTE BY A PURCHASER OR TO A TRANSFEREE THAT DOES NOT COMPLY WITH THE FOREGOING SHALL BE NULL AND VOID AB INITIO.

[Remainder of Page Intentionally Left Blank]

A-1

United States of America

Number R-__	$_____

CARBON REVOLUTION OPERATIONS PTY LTD

FIXED RATE SENIOR NOTES, SERIES 2025-A2

2025-A2 Notes Delivery Date: _____	Aggregate Principal Amount: $_____
Stated Maturity Date: May 15, 2027	Holder: Cede & Co.
Rate of Interest: 12.00%	CUSIP: _____

Carbon Revolution Operations Pty Ltd, ACN 154 435 355, a company limited by shares and incorporated in Australia (the “Issuer”), for value received, hereby promises to pay to the Holder specified above, or registered assigns, on the Stated Maturity Date, specified above, the Aggregate Principal Amount, specified above, and to pay interest on said Aggregate Principal Amount, which shall accrue beginning on the Series 2025-A2 Notes Delivery Date, at the Rate of Interest specified above per annum. For the avoidance of doubt, the Issuer has an obligation to make all payments in accordance with the Transaction Documents, including the outstanding principal and accrued interest on the Notes. Capitalized terms herein that are not otherwise defined shall have the meaning provided in the Indenture (defined hereinafter). Interest hereon shall be payable on the 15th day of each month (or the next Business Day thereafter, if the 15th day of the month is not a Business Day), beginning on [_____] (each an “Interest Payment Date”). Principal hereof shall be payable on the 15th day of each month (or the next Business Day thereafter, if the 15th day of the month is not a Business Day), beginning on January 1, 2027 in five (5) equal installments of an amount equal to 3.333% of the aggregate principal amount of Notes (as defined below) outstanding without giving effect to any PIK interest thereon (each a “Principal Payment Date” and collectively with an Interest Payment Date, a “Note Payment Date”). All remaining obligations outstanding (including, without limitation, outstanding principal of, accrued and unpaid interest on, and PIK Interest on) outstanding after the final Note Payment Date (if any), shall be due and payable on the Stated Maturity Date. Payment of principal of this Note is payable by check or wire transfer in lawful money of the United States of America by presentation and surrender of this Note at the Designated Trust Office of UMB Bank, National Association, as trustee, or its successor in trust (the “Trustee”) or at the duly designated office of any duly appointed alternate or successor paying agent.

Interest on this Note is computed on the basis of a 360-day year consisting of twelve 30-day months. Payment of interest on and principal of this Note shall be made to the Holder hereof and shall be paid in the manner set out in Article II of the Indenture and Section 2 of the Fifth Supplemental Indenture.

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Payments under or in respect of this Note are subject to the Tax Matters set out in Article XI of the Indenture, including the Tax Gross-up and Tax indemnity provisions there. This Note is one of an authorized issue of Notes consisting of “Carbon Revolution Operations Pty Ltd Fixed Rate Senior Notes, Series 2025-A2” (the “Notes”), maturing on May 15, 2027. The Notes are issued under and subject to the provisions of a Trust Indenture, dated as of May 23, 2023 (as amended, restated, amended and restated, supplemented or modified from time to time, the “Indenture”), duly executed and delivered by and between the Issuer and the Trustee. The Trustee will disburse the proceeds of the Notes (the “Disbursement”) pursuant to the Fifth Supplemental Indenture and a Proceeds Disbursing and Security Agreement, by and among UMB Bank, National Association, not in its individual capacity, but solely as Trustee, solely in its capacity as disbursing agent (the “Disbursing Agent”), Gallagher IP Solutions LLC, as servicer and as collateral agent for the benefit of the Trustee under the Transaction Documents referred to therein (the “Servicer”) and as security trustee for the benefit of the Security Beneficiaries under the Security Trust Deed referred to therein (the “Security Trustee”), the Issuer, Carbon Revolution Pty Ltd ACN 128 274 653, which is Issuer’s parent (“Issuer’s Parent”) and Carbon Revolution Technology Pty Ltd ACN 155 413 219 (“Carbon Technology” and, collectively with Issuer and Issuer’s Parent, the “Co-Obligors”), dated as of May 23, 2023 (as amended, amended and restated, or otherwise modified from time to time, the “Proceeds Disbursing Agreement”). The Co-Obligors will repay the Disbursement pursuant to the Proceeds Disbursing Agreement. Payment of principal of and interest on the Notes will be secured and collateralized solely by the sources that comprise the Trust Estate, as such term is defined in the Indenture (which Trust Estate has been assigned by the Trustee to the Servicer). All funds established in the Indenture are pledged for the equal and ratable benefit of the registered holders of the Notes and, except as otherwise provided in the Indenture, may be used for no purpose other than payment of the Notes.

Notwithstanding any contrary provision of the Indenture, other than through the assets that comprise the Trust Estate, the Issuer has no obligation to make payments of principal of or interest on the Notes. For the avoidance of doubt, the Issuer has an obligation to make all payments in accordance with the Transaction Documents, including the outstanding principal and accrued interest on the Notes. Reference is hereby made to the Indenture and to all indentures supplemental thereto, as well as the Proceeds Disbursing Agreement for a description of the assets that comprise the Trust Estate, the provisions, among others, with respect to the nature and extent of the security for the Notes, the rights, duties, and obligations of the Issuer, the Trustee, and the Noteholders, and the provisions regulating the manner in which the terms of the Indenture and the Transaction Documents (as defined in the Indenture) may be modified, to all of which provisions the Holder of this Note, on behalf of himself and his successors in interest, assents by acceptance hereof.

The Notes are issuable only in the form of fully registered Notes without coupons in the Authorized Denominations. Subject to the conditions and upon the payment of charges provided in the Indenture, the Holder of any Note or Notes issued under the Indenture may, if not prohibited by law, surrender the same (together with a written instrument of transfer satisfactory to the Trustee duly executed by the Holder or his attorney duly authorized in writing) in exchange for an equal aggregate principal amount of Notes of any denominations authorized as above described. This Note is transferable as provided in and subject to the provisions of the Indenture by the Holder in person or by the Holder’s attorney duly authorized in writing at the Designated Trust Office of the Trustee upon surrender of this Note accompanied by a duly executed instrument of transfer, in form and with guarantee of signature satisfactory to the Trustee, and upon payment of any governmental charges or taxes incident to such transfer. Upon any such transfer, a new Note or Notes in the same aggregate principal amount and of the same series, interest rate, and maturity will be issued to the transferee. The Issuer and the Trustee may deem and treat the person in whose name this Note is registered as the absolute Holder hereof (whether or not this Note shall be overdue) for the purpose of receiving payment of, or on account of, the principal of, and interest due on this Note and for all other purposes, and the Issuer and the Trustee shall not be affected by any notice to the contrary. Beneficial Ownership Interests in this Note may be transferred so long as the proposed resale, transfer, or other disposition of this Note is exempt from registration under the Securities Act.

The Notes are subject to redemption prior to the Stated Maturity Date pursuant to the terms of Section 2.13 of the Indenture.

The Holder of this Note shall have no right to enforce the provisions of the Indenture or this Note, or to institute action to enforce the covenants therein or herein, or to take any action with respect to any event of default under the Indenture, or to institute, appear in, or defend any suit or other proceedings with respect thereto except as provided in the Indenture. In certain events, on the conditions, in the manner, and with the effect set forth in the Indenture, the principal of all of the Notes issued under the Indenture and then outstanding may become or may be declared due and payable before the stated maturity thereof, together with interest accrued thereon. Modifications or alterations of the Indenture, or of any supplements thereto, may be made only to the extent and in the circumstances permitted by the Indenture.

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IT IS HEREBY CERTIFIED, RECITED, AND DECLARED that all acts, conditions, and things required to exist, happen, and be performed precedent to and in the issuance of this Note do exist, have happened, and have been performed in due time, form, and manner as required by applicable law in order to make this Note a valid and legal obligation of the Issuer and that the issuance of the Notes (subject to the terms hereof), together with all other obligations of the Issuer, does not exceed or violate any constitutional or statutory limitation applicable to the Issuer.

IN WITNESS WHEREOF, Carbon Revolution Operations Pty Ltd has caused this Note to be executed by its authorized representative by his or her manual signature, as of the Series 2025-A2 Notes Delivery Date set forth above.

Signed by Carbon Revolution Operations Pty Ltd ACN 154 435 355 in accordance with section 127 of the Corporations Act 2001 (Cth) by:
Signature of director	Signature of director/secretary
Name of director (print)	Name of director/secretary (print)

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FORM OF TRUSTEE’S AUTHENTICATION CERTIFICATE

It is hereby certified that this Note has been issued under the provisions of the Indenture described in this Note; and that this Note has been issued as of the Series 2025-A2 Notes Delivery Date specified in this Note or in exchange for or replacement of a Note or Notes.

Dated: _____, 20__

UMB Bank, National Association, as Trustee

By:
Name:
Title:

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FORM OF ASSIGNMENT

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned Holder of this Note, or duly authorized representative or attorney thereof, hereby assigns this Note to _______________________________________ (Assignee’s Social Security or Taxpayer Identification Number) (Print or type Assignee’s name and address, including ZIP code) and hereby irrevocably constitutes and appoints ______________________________ attorney to transfer the registration of this Note on the Register with full power of substitution in the premises.

Dated:

Signature Guaranteed: _____________________________________________________

NOTICE: Signature(s) must be guaranteed by a member firm of the New York Stock Exchange or a commercial bank or trust company that is a participant in the Medallion Guarantee Program.	NOTICE: The signature above must correspond with the name of the Holder as it appears upon the front of this Note in every particular, without alteration or enlargement or any change whatsoever.

The following abbreviations, when used in the assignment above or on the face of the within Note, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM – as tenants in common

TEN ENT – as tenants by the entireties

JT TEN - as joint tenant with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT _____ Custodian _____ under Uniform Gifts to Minors Act ______

(Minor)	(Cust)	(State)

Additional abbreviations may also be used though not in the list above.

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NOTE RATE, MATURITY AND PAYMENT INFORMATION

Principal Amount	$_____

Series 2025-A2 Notes Delivery Date:	_____

Stated Maturity Date:	May 15, 2027

Rate of Interest:	12.00%

CUSIP:	_____

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EXHIBIT B
Form of Series 2025-A2 Investor Letter

_____, 20___

Carbon Revolution Operations Pty Ltd UMB Bank, National Association

Re:	Carbon Revolution Operations Pty Ltd $[_____] Fixed Rate Senior Notes, Series 2025-A2

Ladies and Gentlemen:

The undersigned, __________, intends to purchase from Carbon Revolution Operations Pty Ltd (the “Issuer”) a $_______ portion of the Issuer’s above-referenced Fixed Rate Senior Notes, Series 2025-A2 (the “Series 2025-A2 Notes”), either on its own behalf or on behalf of its customers (the purchasing entity or each customer is referred to herein as a “Purchaser”). The Series 2025-A2 Notes will be issued pursuant to a Trust Indenture dated as of May 23, 2023 (as amended or supplemented, the “Indenture”) between the Issuer and UMB Bank, National Association, as trustee (the “Trustee”). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Indenture.

In connection with the purchase of the Series 2025-A2 Notes, the undersigned, each Purchaser hereby agrees to the following terms and conditions and makes the representations and warranties stated herein as of the date hereof with the express understanding that the truth and accuracy of the representations and warranties will be relied upon by the Issuer and the Trustee:

1.	The Purchaser understands and acknowledges that the Series 2025-A2 Notes are being offered only in a transaction that does not require registration under the Securities Act or any other securities laws, that the Series 2025-A2 Notes will not be registered or qualified under the Securities Act or any other applicable securities laws and, unless so registered, may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, pursuant to an exemption therefrom or in a transaction not subject thereto and in each case in compliance with the conditions for transfer set forth below.

2.	[RESERVED].

3.	The Purchaser is a Qualified Institutional Buyer or an Institutional Accredited Investor and is aware (and if it is acquiring the Series 2025-A2 Notes for the account of one or more Qualified Institutional Buyers or Institutional Accredited Investors, each is aware) that the Issuer is relying on the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act, is acquiring the Series 2025-A2 Notes for its own account or for the account of one or more Qualified Institutional Buyers or Institutional Accredited Investors for whom it is authorized to act, in either case for investment purposes and not for distribution in violation of the Securities Act, is able to bear the economic risk of an investment in the Series 2025-A2 Notes and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of purchasing the Series 2025-A2 Notes.

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4.	[RESERVED].

5.	[RESERVED].

6.	[RESERVED].

7.	None of the Issuer, the Insurer, the Trustee, or any of their respective Affiliates is acting as a fiduciary or financial or investment advisor for the Purchaser with respect to the purchase of the Series 2025-A2 Notes. The Purchaser is not relying (for purposes of making any investment decision or otherwise) upon any advice, counsel or representations (whether written or oral) of the Issuer, the Insurer, the Trustee, or any of their respective Affiliates, except for representations in the Transaction Documents.

8.	Notwithstanding the foregoing in paragraph 7, the Purchaser has had the opportunity to ask questions of and receive answers from the Issuer and the Insurer concerning the purchase of the Series 2025-A2 Notes and all matters relating thereto or any additional information deemed necessary to its decision to purchase or acquire the Series 2025-A2 Notes. The Purchaser has made its own independent review of credit and related matters applicable to the Issuer, the purchase and holding of the Series 2025-A2 Notes and otherwise to its investment in the Series 2025-A2 Notes.

9.	[RESERVED].

10.	The Purchaser understands that none of the Issuer, the Trustee or any other party makes any representation as to the proper characterization of the Series 2025-A2 Notes for legal investment or other purposes, or as to the ability of particular investors to purchase the Series 2025-A2 Notes for legal investment or other purposes, or as to the ability of particular investors to purchase the Series 2025-A2 Notes under applicable investment restrictions.

11.	The Purchaser has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisors to the extent it has deemed necessary and has made its own investment decision (including decisions regarding the suitability of any transaction pursuant to the Indenture) based upon its own judgment and upon any advice from such advisors as it has deemed necessary and not upon any view expressed by the Issuer, the Insurer, the Trustee, or any of their respective Affiliates.

12.	The Purchaser agrees to treat the Series 2025-A2 Notes as indebtedness for U.S. federal income tax and all applicable state and local income and franchise tax purposes in all tax filings, reports and returns and otherwise, and will not take, or participate in the taking of or permit to be taken, any action that is inconsistent with such tax treatment and tax reporting of the Series 2025-A2 Notes, unless required by applicable law.

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13.	Unless the application of this section 13 has been removed by a change in law, if the Purchaser decides to resell or otherwise transfer such Series 2025-A2 Notes, then it agrees on its own behalf and on behalf of any investor account for which it is purchasing the Series 2025-A2 Notes, and each subsequent purchaser of the Series 2025-A2 Notes by its acceptance thereof, agrees, that it will resell or transfer such Series 2025-A2 Notes only to the Issuer or an Affiliate, or to a person whom the seller reasonably believes is a Qualified Institutional Buyer acquiring the Series 2025-A2 Notes for its own account or as a fiduciary or agent for others (which others must also be Qualified Institutional Buyers) to whom notice is given that the resale or other transfer is being made in reliance on Rule 144A of the Securities Act and in accordance with any applicable United States state securities laws or other applicable securities laws of the relevant jurisdiction.

14.	The Purchaser understands and agrees that each certificate representing an interest in the Series 2025-A2 Notes shall include a legend similar to the following (the “Securities Legend”), unless determined otherwise in accordance with applicable law:

THE SERIES 2025-A2 NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THE HOLDERS THEREOF ACKNOWLEDGE THAT THE SERIES 2025-A2 NOTES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND AGREE THAT THE SERIES 2025-A2 NOTES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT TO A PERSON WHOM THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A OF THE SECURITIES ACT OR PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, AND IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION, INCLUDING AUSTRALIA. THE OWNERS OF THE SERIES 2025-A2 NOTES AGREE THAT ANY TRANSFER OF THE SERIES 2025-A2 NOTES OR ANY INTEREST THEREIN WILL BE MADE IN ACCORDANCE WITH THE PROVISIONS OF THE INDENTURE.

NEITHER THE SERIES 2025-A2 NOTES (NOR ANY INTEREST THEREIN) MAY BE SOLD, TRANSFERRED OR ASSIGNED TO ANY AUSTRALIAN PERSON OR ENTITY.

ANY PURPORTED PURCHASE OR TRANSFER OF ANY INTEREST IN A SERIES 2025-A2 NOTE BY A PURCHASER OR TO A TRANSFEREE THAT DOES NOT COMPLY WITH THE FOREGOING SHALL BE NULL AND VOID AB INITIO.

15.	Unless the Securities Legend has been removed from the Series 2025-A2 Notes, the Purchaser agrees to notify each transferee of the Series 2025-A2 Notes or of any Beneficial Ownership Interest or other interest therein of the deemed representations described herein and that such transferee will be deemed to have agreed to notify its subsequent transferees as to the foregoing.

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16.	The Purchaser certifies, as provided on the legend set forth on the Series 2025-A2 Note (the “ERISA Restricted Legend”), as follows:

EITHER PURCHASER (A) IS NOT AN EMPLOYEE BENEFIT PLAN OR OTHER PLAN SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”), OR SIMILAR LAW (EACH, A “PLAN”) AND THAT IT IS NOT ACQUIRING THE SERIES 2025-A2 NOTES DIRECTLY OR INDIRECTLY FOR, OR ON BEHALF OF, A PLAN OR ANY ENTITY WHOSE UNDERLYING ASSETS ARE DEEMED TO BE PLAN ASSETS OF SUCH A PLAN; OR PURCHASER’S (B) PURCHASE, OWNERSHIP OR DISPOSITION OF SUCH SERIES 2025-A2 NOTE WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE (OR, IN THE CASE OF A GOVERNMENTAL PLAN, CHURCH PLAN OR FOREIGN PLAN, ANY VIOLATION OF SIMILAR LAW) NOR SUBJECT THE TRUSTEE, THE ISSUER, THE INSURER OR THE PURCHASER OF THE SERIES 2025-A2 NOTES TO ANY OBLIGATION NOT AFFIRMATIVELY UNDERTAKEN IN WRITING. PURCHASER UNDERSTANDS THAT ANY PURPORTED PURCHASE OR TRANSFER OF ANY INTEREST IN THIS SERIES 2025-A2 NOTE BY PURCHASER OR TO A TRANSFEREE THAT DOES NOT COMPLY WITH THE FOREGOING SHALL BE NULL AND VOID AB INITIO.

17.	The Purchaser acknowledges that the Issuer, and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements and agrees that, if the Purchaser cease to qualify as a Qualified Institutional Buyer or an Institutional Accredited Investor, it will promptly notify the Issuer. If it is acquiring any Series 2025-A2 Notes as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgments, representations and agreements on behalf of each such account.

18.	The Purchaser agrees to indemnify the Trustee, the Insurer and the Issuer against any and all liability that may result if any transfer of such Series 2025-A2 Note is not made by the Purchaser in a manner consistent with the transfer restrictions in the Indenture.

19.	Neither the undersigned nor anyone acting on its behalf has (a) offered, pledged, sold, disposed of or otherwise transferred the Series 2025-A2 Notes, any interest in the Series 2025-A2 Notes or any other similar security to any Person in any manner; (b) solicited any offer to buy or accept a pledge, disposition or other transfer of the Series 2025-A2 Notes, any interest in the Series 2025-A2 Notes or any other similar security from any Person in any manner; (c) otherwise approached or negotiated with respect to the Series 2025-A2 Notes, any interest in the Series 2025-A2 Notes or any other similar security with any Person in any manner; (d) made any general solicitation by means of general advertising or in any other manner; or (e) taken any other action, that (in the case of any of the acts described in clauses (a) through (d) above) would constitute a distribution of the Series 2025-A2 Notes under the Securities Act, would render the disposition of the Series 2025-A2 Notes a violation of Section 5 of the Securities Act or any state securities law or would require registration or qualification of the Series 2025-A2 Notes pursuant thereto.

20.	The Purchaser recognizes that an investment in the Series 2025-A2 Notes involves significant risks. The Purchaser understands that there is no established market for the Series 2025-A2 Notes and that none will develop and, accordingly, that the Purchaser must bear the economic risk of an investment in the Series 2025-A2 Notes for an indefinite period of time.

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21.	The Purchaser agrees that the Purchaser is bound by and will abide by the provisions of the Indenture and the restrictions on transfer of the Series 2025-A2 Notes and interests therein in the legends on the face of the Series 2025-A2 Notes. The Purchaser agrees that it will provide to each person to whom it transfers Series 2025-A2 Notes notice of the restrictions on transfer of the Series 2025-A2 Notes.

22.	The Purchaser acknowledges that any proposed assignee of a beneficial ownership interest in the Series 2025-A2 Notes will be deemed under the Indenture to have made agreements and representations substantially similar to those set forth above. The Purchaser understands that each of the Series 2025-A2 Notes will bear a legend restricting transfer of the Series 2025-A2 Notes.

23.	The interpretation of the provisions hereof shall be governed and construed in accordance with the laws of the State of New York.

24.	If the Purchaser is acquiring any Series 2025-A2 Notes as a fiduciary or agent for one or more investor accounts, the Purchaser represents that it has sole investment discretion with respect to each such account and that it has full power to make on behalf of such account the representations, confirmations, acknowledgments and agreements set forth in this PPM.

This Series 2025-A2 Investor Letter will be deemed valid for the institution named on this signature page. If there are additional institutions (e.g., subaccounts or mutual funds) to be covered by this letter, the undersigned will provide a list of such institutions.

Purchaser Name:

By:
Name:
Title:

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EXHIBIT C
Series 2025-A2 Authentication Order

Notice to Authenticate and Release Series 2025-A2 Notes

_____, 20__

Carbon Revolution Operations Pty Ltd, as issuer (the “Issuer”) of the $[_____] Fixed Rate Senior Notes, Series 2025-A2 with certificate number R-[ ] (the “Series 2025-A2 Notes”) pursuant to a Trust Indenture, between the Issuer and UMB Bank, National Association, solely in its capacity as trustee (the “Trustee”), dated as of May 23, 2023 (as amended or supplemented, the “Indenture”), hereby provides as follows:

1. All conditions precedent to the issuance of the Series 2025-A2 Notes have occurred.

2. The Issuer hereby directs the Trustee to authenticate the Series 2025-A2 Notes.

3. After the Series 2025-A2 Notes have been authenticated, the Issuer hereby directs the Trustee to make the Series 2025-A2 Notes available for delivery to DTC through the FAST system upon payment to the Trustee by the initial purchasers for the account of the Issuer of the sum of $[_____].

[Signature Page Follows]

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The undersigned hereby executes this Notice to Authenticate and Release Series 2025-A2 Notes, as of the date first set forth above.

Signed by Carbon Revolution Operations Pty Ltd ACN 154 435 355 in accordance with section 127 of the Corporations Act 2001 (Cth) by:
Signature of director	Signature of director/secretary
Name of director (print)	Name of director/secretary (print)

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